VIA EDGAR

February 18, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:  David Gessert, Michael Clampitt, Mark Brunhofer and Sharon Blume

Re:	International General Insurance Holdings Ltd. Amendment No. 3 to Registration Statement on Form F-4 File No. 333-235427

Dear Messrs. Gessert, Clampitt and Brunhofer and Ms. Blume:

International General Insurance Holdings Ltd. hereby transmits Amendment No. 3 to its Registration Statement on Form F-4. If you any questions, please feel free to contact me at 212-277-4004 or Michael.Levitt@Freshfields.com.

Sincerely,

/s/ Michael Levitt
Michael Levitt

cc:	Wasef Jabsheh Hatem Jabsheh Pervez Rizvi Rawan Alsulaiman International General Insurance Holdings Ltd. Andrew Poole Tiberius Acquisition Corporation Jeffrey Rubin Stuart Neuhauser Matthew Gray
Ellenoff Grossman & Schole LLP